UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Nouri Life LLC

Legal status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    June 7, 2018

Physical Address of Issuer:
3150 Roswell Rd NW, Atlanta, GA 30305

Website of Issuer:
https://dailynouri.com/

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
125,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$125,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):
$250,000

Deadline to reach the Target Offering Amount:
June 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
4

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$184,100	$584,164
Cash & Cash Equivalents	$3,110	$287,898
Accounts Receivable	$12,435	$0.00
Short-term Debt	$102,059	$449,630
Long-term Debt	$468,908	$340,000
Revenues/Sales	$435,195	$37,191
Cost of Goods Sold	$206,911	$20,983
Taxes Paid	$0.00	$0.00
Net Income	($222,611)	($305,516)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

This offering is being conducted pursuant to the Securities and Exchange Commission's temporary regulatory relief related to financial statement requirements for certain offerings of an amount less than $250,000 in aggregate in the preceding 12 months, in effect between March 1, 2021, and August 28, 2022 (the "Temporary Rules"). Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

March 26, 2021

Nouri Life, LLC



nouri

Up to $250,000 of Crowd SAFE (Simple Agreement for Future Equity)

Nouri Life, LLC ("**Nouri**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $125,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by June 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Target Offering Amount	$125,000.00	$7,500.00	$117,500.00
Maximum Offering Amount	$250,000.00	$15,000.00	$235,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special

investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://dailynouri.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/nouri.

The date of this Form C is March 26, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

This Form C relates to an offering being conducted under the Security and Exchange Commission's temporary regulatory relief (the "**Temporary Rules**"). You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Nouri Life, LLC is a developer of probiotic supplements, formed in the State of Delaware as a limited liability company on June 7, 2018.

The Company is located at 3150 Roswell Rd NW, Atlanta, GA 30305.

The Company's website is https://dailynouri.com/.

The Company conducts business in the State of Georgia and sells products through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/nouri and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	125,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	125,000[*]
Maximum Amount of the Securities Offered	250,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	250,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 [+]
Offering Deadline	June 30, 2021
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 38.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. The Company relies heavily on properly functioning supply chains in order to obtain ingredients for its products as well as to ensure timely distribution of its finished products to customers and resellers and global crises like COVID-19 have caused and may continue to cause significant delays in this regard.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managing members, its executive officers and key employees.
In particular, we are dependent on Caroline Beckman, our Founding Member and CEO. The loss of Caroline Beckman or any managing member or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

As a health supplement company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and state levels and, in some instances, at the local level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company is not registered to do business in the State of Georgia.

Although the Company is a duly organized and validly existing limited liability company in good standing under the laws of Delaware, its principal place of business and headquarters is located in the State of Georgia, a jurisdiction in which the Company is not yet registered to do business. As a result, the Company may be subjected to various tax and other administrative penalties until such time as it becomes properly registered with the Georgia Secretary of State, either directly or as a foreign LLC qualified to business in the State of Georgia.

Risks Related to the Offering

This Offering is being conducted under the Temporary Rules.

This Offering is being conducted under the Temporary Rules. Effective January 14, 2021, the Securities and Exchange Commission amended the Rule 201 under Regulation CF to extend certain earlier relief intended to expedite the offering process for smaller, previously established companies like ours that have been directly or indirectly affected by COVID-19. The Temporary Rules provide that an offering or offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000, may include financial statements certified by our Chief Executive Officer, as opposed to a CPA review of such financials. As such, the Company will only be raising a maximum of $250,000 through this Offering.

The financial statements attached to this Form C have been certified by our Chief Executive Officer pursuant to the Temporary Rules.

We are offering a maximum aggregate amount of $250,000 of the Securities and are permitted to provide financial statements that have been certified by our Chief Executive Officer under the Temporary Rules. Such financial statements would otherwise need to be reviewed or audited by an independent public accountant. As such, the financial statements being provided as a part of this Offering have not been reviewed or audited by an independent public accountant, nor has any outside party verified the accuracy of the information in such financial statements.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.]

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose

investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Membership Units, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the holders of Series B Preferred Membership Units. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether

or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.
The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.
In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.
The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a

lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership units, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Nouri exists to advance the world's transition to proactive health. We do so by delivering science and research supported gut health solutions. Since conception, Nouri has developed four products targeted at daily gut and immune health.

Business Plan

Nouri initially discovered a unique 2-in-l capsule technology that delivers about twice as many probiotics to the gut when compared to standard capsules. This was key to achieving quick and effective results.

Nouri supplements also use Ahiflower oil, which is a plant-based omega oil with the combined nutrition of evening primrose, flaxseed, and fish oils.

Nouri's first three products target women, weight and digestive health, combining a plant-based omega oil and probiotic into a unique duo-capsule system proven to deliver double the dose of good bacteria.

Nouri's latest innovation is packed with 14 essential vitamins to build your immune system, in one easy to use daily packet.

Nouri's products are currently available nationally in retailers such as Whole Foods Market, CVS, via online direct-to-consumer channels, and within the practitioner channel.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digestive Health	Nouri's Digestive Health contains five scientifically proven probiotic strains combined with plant-based omega oil to support gut, brain & immune health.	Retail and online consumers
Women's Health	Nouri's Women's Health naturally protects against common health challenges such as urinary tract health, and yeast balance - each capsule combines five probiotic strains, cranberry powder, and a plant based omega oil delivering double the dose of good bacteria in one capsule.	Retail and online consumers
Weight Health	Nouri's Weight Health capsule naturally promotes a healthy body index by combining three probiotic strains and a plant based omega oil delivering double the dose of good bacteria in one capsule.	Retail and online consumers
Inner Immune	Inner Immune is an all-day immune solution that combines 14 of your body's most needed vitamins, minerals, and good bacteria to create impactful benefits.	Retail and online consumers

Competition
Several key competitors in the marketplace are present including Proctor and Gamble's "Align", Clorox's "Renew Life", Culturelle, and Garden of Life.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Nouri is an omni-channel brand. We sell our products on the direct-to-consumer market, in retail store, and through practitioners. Our products are gender neutral, reaching males and females primarily within the Millennial generation.

Supply Chain

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6242427	NOURI	Trademark	March 6, 2019	January 12, 2021	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. A dietary supplement is defined as a product taken by mouth containing a dietary ingredient intended to supplement the diet. Dietary ingredients include vitamins, minerals, herbs or other botanicals, and amino acids. In 1994, Congress passed the Dietary Supplements Health and Education Act (DSHEA), an important piece of legislation which provided a regulatory framework for assuring the safety of dietary supplements. DSHEA granted the U.S. Food and Drug Administration (FDA) authority to establish regulations regarding dietary supplement manufacturing, regulating health claims and labeling of dietary supplements, and creating governmental bodies to encourage research on supplements (Office of Dietary Supplements) and dietary supplement label claims (Commission on Dietary Supplement Labels). Dietary supplements are regulated products. Dietary supplement marketing, manufacturing, labeling, and advertising are all covered by regulations enforced by FDA and the Federal Trade Commission. Unlike drugs, supplements are not intended to treat, diagnose, prevent, or cure diseases. That means supplements should not make claims, such as "reduces pain" or "treats heart disease." Claims like these can only legitimately be made for drugs, not dietary supplements. Dietary supplements include such ingredients as vitamins, minerals, herbs, amino acids, and enzymes. Dietary supplements are marketed in forms such as tablets, capsules, softgels, gelcaps, powders and liquids. Under existing law, including the Dietary Supplement Health and Education Act passed by Congress in 1994, the FDA can take action to remove products from the market, but the agency must first establish that such products are adulterated (e.g., that the product is unsafe) or misbranded (e.g., that the labeling is false or misleading).

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6.0%	$7,500	6.0%	$15,000
Inventory	37.6%	$47,000	37.6%	$94,000
Marketing & Education	23.5%	$29,375	23.5%	$58,750
Research & Development	23.5%	$29,375	23.5%	$58,750
Expanding Team Leadership	9.4%	$11,750	9.4%	$23,500
Total	**100.0%**	**$125,000**	**100.0%**	**$250,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Inventory
Nouri will use key inventory capital to build Inner Immune's ready-to-drink beverage inventory. Initial inventory is scheduled to be built in May of 2021.

Marketing & Education
Marketing and education proceeds will be used to build Nouri's "It Takes Guts to Feel Good" campaign in retail stores and online through digital campaigns.

Research & Development
Nouri will use research and development funds to develop a gut and immune system support product for children.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Caroline Beckman	Founding Member & CEO	**Nouri Life LLC**, Founding Member & CEO June 2018 – Present **Hattemer Projects LLC**, Founder & Managing Partner	**University of San Diego**, Studied International Business for 2 years (August 2011 - May 2013 - no degree received)

		October 2017 - Present	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time and 3 part-time employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital consists of 205,000 common membership units (the "**Common Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 205,000 common membership units will be issued and outstanding.

Outstanding Capital

As of the date of this Form C, the Company's outstanding capital consists of:

Type	Common Membership Units
Amount Outstanding	205,000
Voting Rights	1 vote per membership unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	After Crowd SAFE are issued in the current offering, issue of any future membership interest may dilute the value of these issued Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	88.39%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Note 1
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

Type	Convertible Note 2
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

Type	Convertible Note 3
Face Value	$75,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.34%

Type	Convertible Note 4
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.89 %

Type	Convertible Note 5
Face Value	$40,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.71%

Type	Convertible Note 6
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

Type	Convertible Note 7
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.78%

Type	Convertible Note 8
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

Type	Convertible Note 9
Face Value	$7,500
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.13%

Type	Convertible Note 10
Face Value	$15,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.27%

Type	Convertible Note 11
Face Value	$15,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.27%

Type	Convertible Note 12
Face Value	$15,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.27%

Type	Convertible Note 13
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

Type	Convertible Note 14
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	Not applicable
Material Terms	If the Company consummates (i) a merger or consolidation to which the Company is a party, (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) the sale, exchange or transfer; each of (i) (ii) and (iii) only to the extent the Members of Units representing greater than fifty percent (50%) of the voting power of the Company changes, in a single transaction or series of related transactions.as defined below) or (iv) the closing of the first equity financing after the issuance of the Notes in which the Company issues ownership interests or units (x) outside of those held by the Founder and (y) totaling an amount that exceeds $250,000 in the aggregate ("Additional Units"), each prior to the conversion or satisfaction of the Note, the entire outstanding principal amount of the Note and all accrued but unpaid interest shall be automatically converted into that number of Units of the Company determined based on the per-Unit price paid in the Change of Control or Additional Units, and subject to the following: The per-Unit price issued to converting Holders shall be the lesser of (i) 80% of the per-Unit price offered, or (ii) the per-Unit price of the securities if calculated at an assumed $5,000,000 pre-money equity value of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$150,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	In the event of an Equity Financing, Safe Preferred Stock shall have anti-dilution protection and dividend rights based on the Safe Price.
Material Terms	If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the holder either: (1) a number of shares of Standard Preferred Stock sold in the Equity Financing equal to $150,000 divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to $4,000,000; or (2) a number of shares of Safe Preferred Stock equal to $150,000 divided by the price per share equal to the quotient obtained by dividing $4,000,000 by (i) all shares of the Company's capital stock (on an as- converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE, (B) all other Safes, and (C) convertible promissory notes; and (ii) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, including any equity incentive or similar plan created or increased in connection with the Equity Financing., if the pre-money valuation is greater than $4,000,000. If there is a Liquidity Event before the expiration or termination of the SAFE, the holder will, at its option, either (i) receive a cash payment equal to $150,000 or (ii) receive from the Company a number of shares of Common Stock equal to $150,000 divided by the price per share equal to the lower of (A) the quotient obtained by dividing $4,000,000 by as of immediately prior to the Liquidity Event, all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) all shares of the Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company; (ii) the SAFE; (iii) all other Safes; and (iv) convertible promissory notes (the "**Liquidity Capitalization**"). or (B) the quotient obtained by dividing (i) the amount paid in connection with the Liquidity Event by (ii) the Liquidity Capitalization. Holders also have the right to purchase up to twenty-five percent (25%) of any new securities that the Company may from time-to-time issue after the date of the SAFE until the Company has sold at least two (2) different designations of preferred stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of capital stock of the Company issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.25%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan
Amount Outstanding	$95,204
Interest Rate and Amortization Schedule	0% interest
Description of Collateral	Unsecured
Other Material Terms	The Company's Founding Member & CEO loaned $95,204 to the Company as a 0% interest start-up loan to be repaid upon a major fundraising or liquidation event
Maturity Date	Due and payable upon a major fundraising or liquidation event.

Type	Economic Injury Disaster Loan (EIDL) Advance
Amount Outstanding	$6,000
Interest Rate and Amortization Schedule	0% interest
Description of Collateral	Unsecured
Other Material Terms	It is expected that this EIDL advance will be forgiven as part of the CARES Act PPP Loan Forgiveness Program, but it has not been officially forgiven as of the time of filing this Form C and so is included herein
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Caroline Beckman	135,000 Common Membership Units	65.85%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Nouri Life LLC (the "**Company**") was formed on June 7, 2018 under the laws of the State of Delaware, and is headquartered in Atlanta, Georgia.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of February 28, 2021, the Company had an aggregate of $47,532 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note 1	$25,000	1	General Working Capital	1/31/2019	Section 4(a)(2)
Convertible Note 2	$25,000	1	General Working Capital	2/19/2019	Section 4(a)(2)
Convertible Note 3	$75,000	1	General Working Capital	3/20/2019	Section 4(a)(2)
Convertible Note 4	$50,000	1	General Working Capital	3/27/2019	Section 4(a)(2)
Convertible Note 5	$40,000	1	General Working Capital	8/9/2019	Section 4(a)(2)
Convertible Note 6	$25,000	1	General Working Capital	9/28/2019	Section 4(a)(2)
Convertible Note 7	$100,000	1	General Working Capital	11/1/2019	Section 4(a)(2)
Convertible Note 8	$25,000	1	General Working Capital	3/12/2020	Section 4(a)(2)
SAFE	$150,000	1	General Working Capital	5/10/2019	Section 4(a)(2)
Convertible Note 9	$7,500	1	General Working Capital	9/22/2020	Section 4(a)(2)
Convertible Note 10	$15,000	1	General Working Capital	2/1/2021	Section 4(a)(2)
Convertible Note 11	$15,000	1	General Working Capital	2/1/2021	Section 4(a)(2)
Convertible Note 12	$15,000	1	General Working Capital	2/1/2021	Section 4(a)(2)
Convertible Note 13	$25,000	1	General Working Capital	2/21/2021	Section 4(a)(2)
Convertible Note 14	$25,000	1	General Working Capital	3/9/2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company's Founding Member & CEO loaned $95,204 to the Company as a 0% interest start-up loan to be repaid upon a major fundraising or liquidation event.

THE OFFERING AND THE SECURITIES

The Offering

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Securities and Exchange Commission's temporary regulatory relief (the "Temporary Rules"). The terms of this offering are materially different from offerings not relying on the Temporary Rules and you must review this Form C carefully before investing.

The Company is offering a minimum amount of $125,000 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by June 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Note that concurrent with this Offering, the Company is conducting additional fundraising through a key friends and family round and is seeking to raise up to $500,000 on a Convertible Note with a Valuation Cap of $5,000,000, 20% discount at 6% annualized interest.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.
If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding units of equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) the issuance of all units of equity interests reserved and available for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes];

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such Conversion Price shall be deemed the "First Equity Financing Price".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to equity interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) units of common securities reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's managing members, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued equity interests (whether preferred securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of equity interests granted in connection therewith shall have the same liquidation rights and preferences as the equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or units of the most recently issued equity interests, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers or managing members (or other applicable governing body if the Company is no longer a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity securities, as determined in good faith by the Company's managers or managing members (or other applicable governing body if the Company is no longer a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred membership units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Membership Units as determined in good faith by the Company's managing members at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Membership Units upon a Dissolution Event and (iii) all holders of Common Membership Units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough equity interests authorized to issue upon the conversion of the Securities, because the amount of equity interests to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Caroline Beckman
(Signature)
Caroline Beckman
(Name)
Founding Member & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Caroline Beckman
(Signature)
Caroline Beckman
(Name)
Founding Member & CEO
(Title)
March 26, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the managing members or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Caroline Beckman, certify that: (1) the financial statements of Nouri Life LLC included in this Form are true and complete in all material respects; and (2) the tax return information of Nouri Life LLC included in this Form reflects accurately the information reported on the tax return for Nouri Life LLC filed for the fiscal years ended 12/31/2019 and 12/31/2020.

/s/Caroline Beckman
_____
(Signature)

Caroline Beckman
_____
(Name)

Founding Member & CEO
_____
(Title)

March 26, 2021
_____
(Date)

EXHIBIT A

Financial Statements

Management Report

Nouri Life, LLC
For the period ended December 31, 2020



Prepared on
March 26, 2021

Table of Contents

Profit and Loss

	Total
INCOME	
Chargeback	-14,708.85
Discounts given	-13,542.18
DTC Sales	53,435.82
Interest Income	24.89
Retail Sales	409,984.97
Uncategorized Income	0.35
Total Income	**435,195.00**
COST OF GOODS SOLD	
Cost of Goods Sold	182,741.22
Shipping, Freight & Delivery - COS	23,796.75
Supplies & Materials - COGS (deleted)	373.12
Total Cost of Goods Sold	**206,911.09**
GROSS PROFIT	**228,283.91**
EXPENSES	
Apparel	1,105.00
Bank Charges & Fees	617.59
Bookkeeping & Accounting Services	1,600.00
Branding Services	38,192.98
Broker Commissions	2,400.00
Consultant Fees	70,000.22
Contractors	52,016.30
Digital Marketing & Advertising	24,420.31
Donations	10,600.00
Dues & Subscriptions	8,473.93
Facilities & Rent	40,362.17
Freight Out	5,656.93
In-Store Activation and Support	353.38
Insurance	15,433.99
Interest Paid	40,408.00
Legal Services	22,311.56
Meals & Entertainment	8,313.84
Office Supplies	73.24
Payroll Expenses	
Taxes	2,725.91
Wages	31,730.82
Total Payroll Expenses	**34,456.73**
Postage & Delivery	5,522.66
Print Services	4,499.13
Product Giveaways	11,193.17
Professional Services	4,320.00
Public Relations	2,654.00

	Total
Research and Development	20,856.97
Shopify Payment Fees	1,655.16
Software Expenses	4,392.11
Taxes & Licenses	1,995.00
Travel	6,553.83
Utilities	2,567.27
Web Services	4,362.24
Website Development	3,527.50
Total Expenses	**450,895.21**
NET OPERATING INCOME	-222,611.30
NET INCOME	$ -222,611.30

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Nouri Life LLC (0742)	3,110.08
Total Bank Accounts	**3,110.08**
Accounts Receivable	
Accounts Receivable (A/R)	12,434.89
Total Accounts Receivable	**12,434.89**
Other Current Assets	
Inventory Asset	96,078.38
Total Other Current Assets	**96,078.38**
Total Current Assets	**111,623.35**
Other Assets	
Accumulated Amortization	-909.00
Jumpstart Foundy Services	50,000.00
Organizational Expense	23,386.00
Total Other Assets	**72,477.00**
TOTAL ASSETS	**$184,100.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	84,703.91
Accounts Payable (A/P) - EUR	14,060.99
Total Accounts Payable	**98,764.90**
Other Current Liabilities	
Payroll Liabilities	
CA PIT / SDI	92.00
CA SUI / ETT	245.00
Federal Unemployment (940)	42.00
GA Income Tax	1,639.66
GA Unemployment Tax	256.50
PA Local Tax	-32.50
PA Unemployment Tax	1,051.36
Total Payroll Liabilities	**3,294.02**
Total Other Current Liabilities	**3,294.02**
Total Current Liabilities	**102,058.92**
Long-Term Liabilities	
Convertible Note	
Ari/Beverly Kellen	41,519.00
Brian Levy	70,243.00

	Total
Dakodi, LLC	41,519.00
Derek Anthony Rice	55,301.00
Jake Davidson	27,877.00
James Boehm	27,799.00
Jumpstart Foundry	164,819.00
Kara Ross	33,831.00
Total Convertible Note	**462,908.00**
EIDL Loan	6,000.00
Total Long-Term Liabilities	**468,908.00**
Total Liabilities	**570,966.92**
Equity	
Investor Contribution - Ari/Beverly Kellen	100,000.00
Owner's Investment - Caroline Beckman	40,050.00
Retained Earnings	-304,305.27
Net Income	-222,611.30
Total Equity	**-386,866.57**
TOTAL LIABILITIES AND EQUITY	**$184,100.35**

Nouri Life, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-222,611.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-12,434.89
Inventory Asset	177,710.62
Jumpstart Foundy Services	-50,000.00
Accounts Payable (A/P)	-143,421.32
Accounts Payable (A/P) - EUR	14,060.99
Direct Deposit Payable	0.00
Line of Credit	-218,895.79
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:GA Income Tax	1,639.66
Payroll Liabilities:GA Unemployment Tax	256.50
Payroll Liabilities:PA Local Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-231,084.23**
Net cash provided by operating activities	**$ -453,695.53**
FINANCING ACTIVITIES	
Convertible Note:Ari/Beverly Kellen	4,019.00
Convertible Note:Brian Levy	5,243.00
Convertible Note:Dakodi, LLC	4,019.00
Convertible Note:Derek Anthony Rice	5,301.00
Convertible Note:Jake Davidson	2,877.00
Convertible Note:James Boehm	2,799.00
Convertible Note:Jumpstart Foundry	64,819.00
Convertible Note:Kara Ross	33,831.00
EIDL Loan	6,000.00
Opening Balance Equity	0.00
Owner's Investment - Caroline Beckman	40,000.00
Net cash provided by financing activities	**$168,908.00**
NET CASH INCREASE FOR PERIOD	**$ -284,787.53**
Cash at beginning of period	287,897.61
CASH AT END OF PERIOD	**$3,110.08**

Current Cap Table
March 26 2021

Shareholders	Common	Options	Convertible Notes/SAFES Investment	Shares	Series A Invetsment	Shares	Total	%
Founding Shareholders								
Caroline Beckman	135,000						**135,000.00**	**65.85%**
Nesher Advising	30,000						**30,000.00**	**14.63%**
Nouri Life Incentive Plan	30,000						**30,000.00**	**14.63%**
Advisory Shares - GGWW	2,500						**2,500.00**	**1.22%**
Advisory Shares - Growthways	2,500						**2,500.00**	**1.22%**
Advisory Shares - Ross	2,500						**2,500.00**	**1.22%**
Advisory Shares - Prytaneum Media	2,500						**2,500.00**	**1.22%**
TOTAL	205,000	-	-	-	-	-	205,000	100.0%

NOURI LIFE LLC
Unaudited Financial Statements: 2019

Nouri Life, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Nouri Life LLC (0742)	287,897.61
Total Bank Accounts	**$287,897.61**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	273,789.00
Total Other Current Assets	**$273,789.00**
Total Current Assets	**$561,686.61**
Other Assets	
Accumulated Amortization	-909.00
Organizational Expense	23,386.00
Total Other Assets	**$22,477.00**
TOTAL ASSETS	**$584,163.61**

Nouri Life, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	229,336.04
Total Accounts Payable	**$229,336.04**
Other Current Liabilities	
Accured Current Liabilities -Rent	0.00
Direct Deposit Payable	0.00
Line of Credit	218,895.79
Payroll Liabilities	
CA PIT / SDI	92.00
CA SUI / ETT	245.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	42.00
PA Income Tax	0.00
PA Local Tax	-32.50
PA Unemployment Tax	1,051.36
Total Payroll Liabilities	**1,397.86**
Total Other Current Liabilities	**$220,293.65**
Total Current Liabilities	**$449,629.69**
Long-Term Liabilities	
Convertible Note	
Ari/Beverly Kellen	137,500.00
Brian Levy	65,000.00
Dakodi, LLC	37,500.00
Derek Anthony Rice	50,000.00
Jake Davidson	25,000.00
James Boehm	25,000.00
Total Convertible Note	**340,000.00**
Total Long-Term Liabilities	**$340,000.00**
Total Liabilities	**$789,629.69**
Equity	
Investor Contribution - Ari/Beverly Kellen	0.00
Investor Contribution - Brian Levy	0.00
Investor Contribution - Dakodi, LLC	0.00
Investor Contribution - Derek Anthony Rice	0.00
Investor Contribution - Jake Davidson	0.00
Investor Contribution - James Boehm	0.00
Investor Contribution - Jumpstart 2019, LLC	100,000.00
Opening Balance Equity	0.00

Nouri Life, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
Owner's Investment - Caroline Beckman	50.00
Retained Earnings	0.00
Net Income	-305,516.08
Total Equity	**$ -205,466.08**
TOTAL LIABILITIES AND EQUITY	**$584,163.61**

Nouri Life, LLC

Profit and Loss

January - December 2019

	TOTAL
Income	
DTC Sales	37,190.61
Total Income	**$37,190.61**
Cost of Goods Sold	
Cost of Goods Sold	9,929.46
Packaging Supplies & Materials - COGS	6,008.10
Shipping, Freight & Delivery - COS	5,044.89
Total Cost of Goods Sold	**$20,982.45**
GROSS PROFIT	**$16,208.16**
Expenses	
Amortization Expense	909.00
Apparel	31.36
Bank Charges & Fees	261.36
Bookkeeping & Accounting Services	2,000.00
Branding Services	57,500.00
Consultant Fees	45,000.00
Contractors	11,100.00
Digital Marketing & Advertising	71,708.32
Donations	1,000.00
Dues & Subscriptions	6,851.31
Facilities & Rent	22,826.08
Finance Costs	2,000.00
Industry Association Fees and Events	199.00
Insurance	7,495.73
Legal Services	7,300.51
Payroll Expenses	
Taxes	1,852.36
Wages	10,350.52
Total Payroll Expenses	**12,202.88**
Postage & Delivery	1,325.72
Print Services	1,345.79
Product Giveaways	4,974.61
Research and Development	4,215.19
Shopify Payment Fees	41.39
Software Expenses	480.47
Travel	42,820.17
Utilities	1,274.25
Web Services	5,994.32
Website Development	9,721.50
Total Expenses	**$320,578.96**
NET OPERATING INCOME	**$ -304,370.80**
Other Expenses	
Unrealized Gain or Loss	0.00
Other Miscellaneous Expense	1,145.28
Total Other Expenses	**$1,145.28**
NET OTHER INCOME	**$ -1,145.28**
NET INCOME	**$ -305,516.08**

Nouri Life, LLC

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-305,516.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset	-273,789.00
Accumulated Amortization	909.00
Organizational Expense	-23,386.00
Accounts Payable (A/P)	228,216.04
Accured Current Liabilities -Rent	0.00
Direct Deposit Payable	0.00
Line of Credit	218,895.79
Payroll Liabilities:CA PIT / SDI	92.00
Payroll Liabilities:CA SUI / ETT	245.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:PA Income Tax	0.00
Payroll Liabilities:PA Local Tax	-32.50
Payroll Liabilities:PA Unemployment Tax	1,051.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**152,243.69**
Net cash provided by operating activities	**$ -153,272.39**
FINANCING ACTIVITIES	
Convertible Note:Ari/Beverly Kellen	137,500.00
Convertible Note:Brian Levy	65,000.00
Convertible Note:Dakodi, LLC	37,500.00
Convertible Note:Derek Anthony Rice	50,000.00
Convertible Note:Jake Davidson	25,000.00
Convertible Note:James Boehm	25,000.00
Investor Contribution - Ari/Beverly Kellen	0.00
Investor Contribution - Brian Levy	0.00
Investor Contribution - Dakodi, LLC	0.00
Investor Contribution - Derek Anthony Rice	0.00
Investor Contribution - Jake Davidson	0.00
Investor Contribution - James Boehm	0.00
Investor Contribution - Jumpstart 2019, LLC	100,000.00
Opening Balance Equity	0.00
Retained Earnings	608.87
Net cash provided by financing activities	**$440,608.87**
NET CASH INCREASE FOR PERIOD	**$287,336.48**
Cash at beginning of period	561.13
CASH AT END OF PERIOD	**$287,897.61**

NOURI LIFE LLC
Notes to Financial Statements: 2019

NOTE 1 – NATURE OF OPERATIONS

NOURI LIFE, LLC (which may be referred to as the “Company,” “we,” “us,” or “our”) is a omni-channel consumer packaged goods company that manufactures and sells gut and immune health products. Since Inception, the Company has relied on advances from founders and raising capital to fund its operations.

During the years of 2019 and 2020 the Company will incur losses prior to generating positive working capital in 2021. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and issuance of convertible notes (see Note 5), capital contributions from the majority shareholder and funds from revenue producing activities, if and when such can be realized.

These financial statements and related notes do not include any adjustments that might result from future uncertainties. The Company was incorporated on June 7, 2018 in the State of Delaware. The Company is headquartered in Atlanta, Georgia. The Company did not begin sales operations until 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States, including the 2020 COVID-19 pandemic. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: pandemic implications, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions

could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, requiring payment before services are rendered for all direct-to-consumer sales. Trade receivables are generally billed on Net 30 terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

Any property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2019.

Fair Value Measurements

 The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the Company for the period from Inception through December 31, 2019 as the Company had no taxable income. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Recent Accounting Pronouncements In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures. In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures. The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a Limited Liability Corporation. The Company has filed tax returns for the 2019 Fiscal Year.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY AND CONVERTIBLE NOTE

During the period from January 1, 2019 through December 31, 2019, the Company raised $340,000 on a Convertible Note. The Company raised an additional $150,000 on a SAFE. The Note has a $5 Million Valuation Cap, 20% Discount into future fundraising rounds, and 6% interest.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

Currently, there are 207,500 outstanding shares in the Company. During the period from January 1, 2019 through December 31, 2019, the Company adopted an equity incentive plan (included in most recent Operating Agreement) which permits the grant or option of shares to its employees for up to 35,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over three years. As of December 31, 2019, the Company had offered to issue options to purchase 7,500 shares of the Company's common stock at a fair value as of the date of grant. The options will vest ratably over 36 months. The Company is in the process of evaluating the fair market value.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign and the issuance of convertible notes (see Note 5), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000 on a SAFE.. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by April, 31 2021 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 31 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Nouri

Logo



Headline   Transitioning global health by delivering gut and immune solutions.

Hero Image



Tags   Wellness, Female Founders, Supplements, Food & beverage, B2C

Pitch text

Summary

- 2-in-1 probiotic capsule for gut and immune health
- Launching the most functional beverage on planet earth: Inner Immune
- Raising $250,000 to support inventory demand and new product launch
- $59B+ gut & immune health market disruptor
- Launched nationwide at Whole Foods within the first year of business

- Upcoming partnerships with the world's largest grocery retailers

Problem

90% of how you feel starts in your gut

Nouri's mission is to advance the world's transition to proactive health. We do so by delivering gut and immune health solutions. Science is continuing to learn that a healthy gut not only has digestive benefits but also other health benefits, such as supporting immunity, weight health, brain health, and women's health.



Solution

Doctor-led gut and immune health solutions

Nouri combines advancements in science and novel delivery mechanisms to deliver approachable and affordable solutions. First, we developed a 2-in-1 delayed-release capsule, which optimizes absorption and health benefits. Next, we delivered a water-soluble, 14-in-1 immune treatment. And now, **Nouri is launching the most functional beverage on earth: Inner Immune**.

Product

The most functional beverage on planet earth. A gut and immune health drink with zero sugar or calories (as compared to kombucha and juice)


nouri
INNER
IMMUNE
Orange Zest
0 CALORIES / 0 SUGAR
IMMUNOBIOTICS
500 % DAILY VITAMIN VALUE
nouri
INNER
IMMUNE
Blackberry Lemon
0 CALORIES / 0 SUGAR
IMMUNOBIOTICS
500 % DAILY VITAMIN VALUE
nouri
INNER
IMMUNE
Watermelon Lime
0 CALORIES / 0 SUGAR
IMMUNOBIOTICS
500 % DAILY VITAMIN VALUE

+14-in-1 water soluble Inner Immune powder, includes vitamins, minerals, prebiotics, probiotics, and novel immunobiotics in each convenient serving



+ A no-refrigeration necessary, clean-label, double-dose probiotic capsule



When compared to a standard capsule, Nouri delivers **double the dose of good bacteria**. Our probiotic and plant-based omega oil helps your body receive concentrated benefits with just one daily effort by you.

Customers are encouraged to take a gut check quiz that identifies the most helpful strains of probiotics for their individual needs on our platform. We provide all-day immune and digestive support; and our delayed-release capsule means your gut can absorb more without feeling queasy. We're fully transparent about our supply chain, probiotics, and strain amounts, with published and proven results.

Traction

Published and proven results

Nouri has spent years fine-tuning our revolutionary product line. We've since **published and proven the results and efficacy of our products**, as well as established a strong supply chain and customer base. Our products are now sold at Whole Foods nationally, with additional national retailers in the pipeline for the coming year.



Customers

Customers love the way they feel when they switch to Nouri

Nouri attracts individuals looking for a way to optimize their health or ease their gut problems. We've received **rave reviews** for our **science-backed formulations** and the effectiveness of our products.

"

"I finished my first bottle of Nouri and I happily just re-ordered bottle #2. In transparency, I have tried a menagerie of probiotics over the years and never really settled on a favorite. I was really stoked when I came across Nouri and love the pairing of probiotics and a plant based omega oil. After the first 30 days, I have noticed a considerable difference in the texture of my skin on my face (for the better!) and digestively, it has been a great introduction to my daily routine. I'm going to start actively gifting this to friends and family... because there is nothing like the gift of good health!"

- Allie O.

"

"I love everything about this product from the design of the bottle to the capsule to how it affects me! I didn't know this before taking Nouri, but allergies are an attack on your immune system and probiotics help keep your immune system strong. I am on month 2 of taking Nouri and I have not had to take my allergy medicine since week 1! On top of that, I feel more focused and energized. I would highly recommend this to anyone looking for allergy relief and just overall health and wellness!"

- Stephanie B.

"

"Over the past few years I have been learning more about the importance of gut health. (so important!) Being in the natural food industry myself it is easy to get caught up in trends. When I got Nouri for the first time I loved the look of the little capsule, it is the marketing in me. However, looks aside this product has made me feel great. I travel a ton and it feels good knowing I am caring for myself while on the road. This little capsule has kept my energy up and my focus strong. The team's dedication to clean plant based ingredients sold me on trying it the first time and I can't wait to see continue to use it and see this company grow."

- Kelly B.

"

"It has only been about a month, but overall I feel like I am less fatigued and seeing signs of better gut health- I am going to continue to see if the results continue to show themselves! We only have one body :) we need to give it what it needs."

- Jennifer J.

Business Model

Our omni-channel approach has created national retailer interest

Nouri first debuted our products on our own website, selling directly to customers. Our DTC e-commerce model was successful and interest was great. Now, our products are competitively priced and most recently **launched at Whole Foods**. Nouri has several **national retailers launching in 2021**.



Market

Disrupting a $59B gut & immune health market

Nouri is going against the grain with our transparent, clean-label, and effective products. Unlike other companies in the gut & immune health market, **Nouri maintains complete product transparency from start to finish**. Consumers always know what they're putting into their gut with our products. We are **disrupting a $59B+ industry** with the hopes of making a radical change to people's gut health and lives.

Competition

Delivering double the dose of good bacteria

While there are many probiotic capsules on the market, **Nouri delivers probiotics in a unique format with a unique combination of ingredients**. Our duo-cap, which is a capsule-in-capsule technology, allows the delivery of different products that normally cannot be put together. Using the duo-cap, Nouri can combine high quality probiotics with a natural plant-based omega, getting the benefits of two products in one. Nouri is able to do this by using ingredients that allow for **a clean label, allergen-free product that does not require refrigeration**.



Vision

Establishing itself as a leader in science-backed gut health.

Nouri has big plans for the upcoming year. We will sign with at least two national distributors and begin R&D on new products dedicated to improving the gut health of our consumers. With your investment, Nouri will be on track to establish itself as a market leader in the world of gut health, leading the way for clean-label, proven, and trusted products.

Our Promise











trusted supply chain

clean label no additives

ingredients supported by science

no refrigeration necessary

published & proven results

Investors

Raising up to $250,000 to scale operations and excel growth opportunities

Nouri is **raising up to $250,000** to scale operations and excel growth opportunities. The majority of this round of funding will go towards meeting our current product demand by **scaling production** and growing our inventory. We will also boost our marketing efforts and R&D on new products and research.



Founders

Caroline Beckman, Founder + CEO at Nouri



Caroline is an entrepreneur who began her career in the health industry during her teenage years. She has founded, advised and invested in over 10 food, beverage, technology and sustainable resource companies. Each venture has worked with leading retail partners such as Whole Foods, Target, Costco, Kroger, and more. Caroline is the Founder and CEO of Nouri, a gut and immune health solutions company. **Nouri** and the **Nouri Foundation** are focused on building proactive solutions that educate consumers and close the health and wellness gaps for marginalized communities.

Team

Caroline Beckman   Founder

Perks

$150	10% off Nouri products
$250	15% off Nouri products
$500	20% off Nouri products
$1,000	25% off Nouri products
$2,500	50% off Nouri products
$5,000	75% off Nouri products
$10,000	Shipment of free Nouri products
$25,000	Shipment of free Nouri products Quarterly Investment Updates
$50,000	Shipment of free Nouri products Quarterly Investment Updates Quarterly Innovation Updates
$100,000	Shipment of free Nouri products Quarterly Investment Updates Quarterly Innovation Updates Access to Nouri's Product, Retailer, Consumer, and Industry Insights

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Nouri Life LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Nouri Life LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First**

- 1 -

Equity Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a series of Equity Interests that is identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i) CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

> (ii) Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible

Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule

503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Atlanta, Georgia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Nouri Life LLC

By:
Name: Caroline Beckman
Title: Founder & CEO
Address: 3150 Roswell Rd NW, Atlanta, GA 30305
Email: c@dailynouri.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Nouri Life LLC, a Delaware limited liability company (the "*Company*") and [Investor Name] ("*Member")*. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Units*"), Member hereby grants to Intermediary an irrevocable proxy under Section 302 of the Delaware Limited Liability Company Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

    a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

NOURI BRAND VIDEO

Health starts with your gut.
     Your digestive system and immune system,
     Your weight health and your brain health,
They're all built on the foundation of a healthy gut.

But if your gut is upset, then so are you.
     You get bloated and tired.
     You get sick more often.
     Your brain gets foggy and your weight can get out of control.

By taking Nouri, you can take control over how you feel:
     build a strong foundation
     and help your body flourish from the inside out.

Nouri's gut health solutions are made
     with the highest-quality ingredients,
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At Nouri, we're committed
     to investing in you
     to advancing the world's transition to proactive health.
     by developing the best gut health solutions in the world.

We believe that it takes guts to feel good.

And we want to work together to make your gut - and your health - the best that it can be.